PROSPECTUS	Filed pursuant to Rule 424(b)(3)
Registration No. 333-117544

INTERNATIONAL ASSETS HOLDING CORPORATION

4,518,578 Shares

Common Stock

This prospectus relates to the resale by the selling stockholders of up to an aggregate of 2,086,961 shares of common stock that are issuable upon the conversion of our 7% convertible notes due 2007, 200,000 shares that are issuable upon the conversion of certain outstanding warrants, and 2,231,617 shares currently held by existing stockholders. We filed this registration statement, which includes this prospectus, pursuant to certain registration rights agreements between us and certain of the selling stockholders. The common stock may be sold by or on behalf of such selling stockholders named in this prospectus or in supplements to this prospectus.

Our common stock is listed in the Nasdaq Small Cap market under the symbol “IAAC.” On August 16, 2004, the last reported sale price of our common stock on the Nasdaq Small Cap market was $7.67 per share.

The selling stockholders may offer and sell common stock from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or negotiated prices. The selling stockholders may sell all or a portion of the common stock in market transactions on the Nasdaq Small Cap market; in privately negotiated transactions; through the writing of options; in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; through broker-dealers, which may act as agents or principals; directly to one or more purchasers; through agents; or in any combination of the above or by any other legally available means. The selling stockholders will receive all of the proceeds from the sale of the common stock. We will not receive any proceeds from any such sales.

The securities offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated August 16, 2004.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used when it is legal to sell these securities. You may not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

THE OFFERING

Maximum Number of Shares of our Common Stock to be Sold by Selling Stockholders	4,518,578 shares of common stock, $0.01 par value per share.

Use of Proceeds	We will not receive any proceeds from this offering.

Nasdaq Symbol for our Common Stock	Our common stock is listed on the Nasdaq Small Cap market under the symbol “IAAC.”

THE COMPANY

We are a financial services group focused on select international markets. We commit our own capital and expertise to facilitate wholesale cross-border financial flows through market making and trading of international financial instruments and commodities. Our activities are currently divided into the following three principal functional areas:

International Equities Market-Making. We are a leading U.S. market maker in select foreign securities, including unlisted ADRs and foreign ordinary shares. We provide execution and liquidity to national broker-dealers, regional broker-dealers and institutional investors.

International Debt Capital Markets. We actively trade in a wide variety of international debt instruments including both investment grade and higher yielding emerging market bonds. Through our client relationships, we periodically identify opportunities to arrange, purchase or sell debt transactions that fall outside the parameters of established financial markets.

Commodities and Foreign Exchange Trading. We provide a full range of over-the-counter precious metals trading and hedging capabilities to select producers, consumers, recyclers and investors. We engage in trading of foreign exchange in select illiquid currencies of developing countries for financial institutions, multi-national corporations, governmental and charitable organizations.

Corporation Information

The address of our principal executive offices is 220 East Central Parkway, Suite 2060, Altamonte Springs, Florida 32701 and our telephone number is (407) 741-5300. Our internet address is www.intlassets.com.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully each of the following risks and all other information included elsewhere or incorporated by reference in this prospectus before deciding to purchase shares of our common stock. If any of the events described below actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly, and you could lose all or part of your investment.

We do not have a consistent history of profitability and our ability to achieve consistent profitability in the future is subject to significant uncertainty.

During the fiscal year ended September 30, 2003, we had net income of $1,264,000, compared with losses of $271,000 and $3,305,000 in the 2002 and 2001 fiscal years. For the nine months ended June 30, 2004, we had net income of $2,089,000, compared to net income of $242,000 for the nine months ended June 30, 2003.

The improvement of our operating results in the 2003 fiscal year compared to 2002 and 2001 and the improvement in the first nine months of 2004 fiscal year compared to the first nine months of 2003 were a direct result of the substantial increase in our revenues during these periods. These increases were in turn due to improved market conditions, better marketing of our services and the establishment of new areas of business.

Our revenues for the quarter ended June 30, 2004 were $4,627,000 compared to $6,369,000 for the quarter ended March 31, 2004. This decline was due to relatively difficult market conditions in the international equity and debt markets during the quarter ended June 30, 2004. These adverse conditions were evidenced by lower trading volumes and lower spreads for securities traded in these markets. As a result in the drop in revenues, our net income declined from $882,000 in the second quarter of 2004 to $434,000 in the third quarter of 2004.

Our goal is to grow our revenues in the future by expanding our market-making and trading activities. Our ability to achieve this goal as well as consistent profitability is subject to uncertainty due to the nature of our business and the markets in which we operate. In particular, our revenues and operating results may fluctuate significantly in the future because of the following factors:

•	Volatility in the securities and commodities markets in which we operate.

•	Changes in the volume of our market making and trading activities.

•	Changes in the value of our securities positions and our ability to manage related risks.

•	Our ability to manage personnel, overhead and other expenses.

•	Changes in execution and clearing fees.

•	The addition or loss of sales or trading professionals.

•	Regulatory changes in compliance issues and general economic conditions.

•	General economic conditions.

Although we are seeking to diversify the sources of our revenues, it is likely that our revenues and operating results will continue to fluctuate substantially in the future and such fluctuations could result in losses. These losses could have a material adverse affect on our business, financial condition and operating results.

Our substantial indebtedness could adversely affect our financial conditions.

As of June 30, 2004, our total consolidated indebtedness was approximately $12.0 million. Our indebtedness could have important consequences to you including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the securities industry;

•	restricting our ability or the ability to pay dividends or make other payments; and

•	placing us at a competitive disadvantage to our competitors that have less indebtedness.

We and our subsidiaries may incur additional indebtedness in the future, including secured indebtedness. If new indebtedness is added to our and our subsidiaries’ current indebtedness levels, the related risks that we and they now face could intensify.

We primarily depend on our equity market-making activities.

We derive most of our revenues from equity market-making activities, and we expect our equity market-making activities to continue to account for a majority of our revenues for the foreseeable future. Any factor adversely affecting market-making in general, or our market-making activities in particular, could have a material adverse effect on our business, financial condition and operating results. Our future success will depend on:

•	continued growth in demand for our market-making services;

•	our ability to respond to regulatory and technological changes; and

•	our ability to respond to customer demands.

If demand for our market-making services fails to grow, grows more slowly than we currently anticipate, or declines, our business, financial condition and operating results would be materially adversely affected.

We face risks associated with our market making and trading activities.

We conduct our market-making and trading activities predominantly as a principal, which subjects our capital to significant risks. These activities involve the purchase, sale or short sale for customers and for our own account of financial instruments, including equity and debt securities, commodities and foreign exchange. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets.

These risks may limit our ability to either resell financial instruments we purchased or to repurchase securities we sold in these transactions. In addition, we may experience difficulty borrowing financial instruments to make delivery to purchasers to whom we sold short, or lenders from whom we have borrowed. From time to time, we have large position concentrations in securities of a single issuer or issuers in specific countries and markets. This concentration could result in higher trading losses than would occur if our positions and activities were less concentrated.

The success of our market-making activities depends on:

•	the price volatility of specific securities;

•	our ability to attract order flow;

•	the skill of our personnel;

•	the availability of capital; and

•	general market conditions.

To attract market-trading and trading business, we must be competitive in:

•	providing enhanced liquidity to our customers;

•	the efficiency of our order execution;

•	the sophistication of our trading technology; and

•	the quality of our customer service.

In our role as a market maker and trader, we attempt to derive a profit from the difference between the prices at which we buy and sell financial instruments. However, competitive forces often require us to:

•	match the quotes other market makers display; and

•	hold varying amounts of securities in inventory.

By having to maintain inventory positions, we are subject to a high degree of risk. We cannot assure you that we will be able to manage our inventory risk successfully or that we will not experience significant losses, either of which could materially adversely affect our business, financial condition and operating results.

Our future success depends on our ability to grow our newly established areas of business.

During the 2003 fiscal year, we established two new areas of business – international debt capital markets and commodities/foreign exchange trading. We believe that these areas of business will contribute significantly to the growth of our revenues in the future. However, our ability to grow these areas of business will depend on a variety of factors outside of our control. These factors including the following:

•	our ability to attract customers and clients for our new areas of business.

•	our ability to attract and retain experienced personnel to manage these areas of business.

•	the overall level of demand for the new services we offer.

In the event that we are unsuccessful in growing these businesses, our revenues and operating results could be adversely affected.

We may have difficulty managing our growth.

During 2003, we experienced significant growth in our business, with revenues growing from $5,167,000 in the 2002 fiscal year to $10,755,000 in 2003. We experienced similar growth in the first nine months of the 2004 fiscal year, with revenues growing from $6,191,000 in the first nine months of 2003 to $16,325,000 in the first nine months of 2004. To support this growth, we added 14 new employees during the 2003 fiscal year and an additional 10 employees in the first nine months of 2004.

This growth has required and will continue to require us to increase our investment in management personnel, financial and management systems and controls, and facilities. In the absence of continued revenue growth, the costs associated with our expected growth would cause our operating margins to decline from current levels. In addition, as is common in the securities industry, we are and will continue to be highly dependent on the effective and reliable operation of our communications and information systems.

The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented and continue to revise formal compliance procedures.

We cannot assure you that we will be able to manage our growth successfully. Our inability to do so could have a material adverse effect on our business, financial condition and operating results.

Counterparties may fail to pay us.

As a market maker of over-the-counter and listed securities, the majority of our securities transactions are conducted as principal with broker-dealer counterparties located in the United States. We clear our securities transactions through an unaffiliated clearing broker. Our clearing broker has the right to charge us for losses that result from a counterparty’s failure to fulfill its contractual obligations. Our policy is to monitor the credit standing of the counterparties with which we conduct business. However, we cannot assure you any of these counterparties will not default on their obligations. If any do, our business, financial condition and operating results could be materially adversely affected.

Our revenues may decrease due to declines in market volume, prices or liquidity.

Our revenues may decrease due to a decline in market volume, prices or liquidity. Declines in the volume of securities and commodities transactions and in market liquidity generally result in lower revenues from market-making activities. Lower price levels of securities and commodities also may result in reduced trading activity and reduce our revenues from market-making transactions. Lower price levels also can result in losses from declines in the market value of securities and commodities held in inventory. Sudden sharp declines in market values of securities and commodities can result in:

•	illiquid markets;

•	declines in the market values of securities and commodities held in inventory;

•	the failure of buyers and sellers of securities and commodities to fulfill their settlement obligations; and

•	increases in claims and litigation.

Any decline in market volume, price or liquidity or any other of these factors could have a material adverse effect on our business, financial condition and operating results.

Our revenues may be impacted by diminished market activity due to adverse economic, political and market conditions.

The securities business generally is, by its nature, volatile. It is directly affected by numerous national and international factors that are beyond our control, including:

•	economic, political and market conditions;

•	the availability of short-term and long-term funding and capital;

•	the level and volatility of interest rates;

•	legislative and regulatory changes; and

•	currency values and inflation.

Any one or more of these factors may contribute to reduced levels of activity in the securities markets generally, which could result in lower revenues from our market-making and trading activities. Any reduction in revenues or any loss resulting from these factors could have a material adverse effect on our business, financial condition and operating results.

We depend significantly on a limited group of customers.

Historically, a small number of customers have accounted for a significant portion of our revenues. We expect a significant portion of the future demand for our market-making services to remain concentrated within a limited number of customers. None of these customers are obligated contractually to use our market-making or trading services. Accordingly, these customers may direct their trading activities to other market-makers or trading at any time. We cannot assure you that we will be able to retain these or other major customers or they will maintain or increase their demand for our market-making or trading services. The loss of, or a significant reduction of demand for our services from, any of these customers could have a material adverse effect on our business, financial condition and operating results.

We depend on our ability to attract and retain key personnel.

Competition for key personnel and other highly qualified management, sales, trading, compliance and technical personnel is significant. We cannot assure you that we will be able to retain our key personnel. We cannot assure you that we will be able to attract, assimilate or retain other highly qualified personnel in the future. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have a material adverse effect on our business, financial condition and operating results. In this connection, in the 2001 fiscal year, our entire foreign trading staff was recruited by another broker-dealer. The loss of these employees had material impact on our revenues and operating results during the 2001 fiscal year.

From time to time, other companies in the securities industry have experienced losses of sales and trading professionals. The level of competition to attract these professionals is intense. We cannot assure you that we will not lose professionals due to increased competition or other factors in the future. The loss of a sales and trading professional, particularly a senior professional with broad industry expertise, could have a material adverse affect on our business, financial condition and operating results.

We depend significantly on our computer and communications systems.

Our market-making and trading activities depend on the integrity and performance of the computer and communications systems supporting them. Extraordinary trading volumes or other events could cause our computer systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our computer systems or any other systems in the trading process could cause customers to suffer delays in trading. These delays could cause substantial losses for customers and could subject us to claims from customers for losses. We cannot assure you that our network protections will work. Our systems may also fail as a result of:

•	a tornado, fire or other natural disasters;

•	power or telecommunications failure;

•	acts of God; or

•	war.

Any computer or communications system failure or decrease in computer systems performance that causes interruptions in our operations could have a material adverse effect on our business, financial condition and operating results.

We are subject to extensive government regulation.

The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NASD, other self-regulatory organizations, commonly referred to as SROs, and state securities commissions require strict compliance with their respective rules and regulations. These regulatory bodies are responsible for safeguarding the integrity of the securities markets and protecting the interests of participants in those markets. As a securities broker/dealer, we are subject to regulation concerning certain aspects of our business, including:

•	trade practices;

•	capital structure;

•	record retention; and

•	the conduct of our directors, officers and employees.

Failure to comply with any of these laws, rules or regulations could result in adverse consequences. We and certain of our officers and employees, have, in the past, been subject to claims arising from acts in contravention of these laws, rules and regulations. These claims have resulted in the payment of fines and settlements. We cannot assure you that we and our officers and other employees will not, in the future, be subject to similar claims. An adverse ruling against us or our officers and other employees could result in our or our officers and other employees being required to pay a substantial fine or settlement and could result in suspension or expulsion. This could have a material adverse effect on our business, financial condition and operating results.

The regulatory environment in which we operate is subject to change. New or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities, SROs or the NASD could have a material adverse effect on our business, financial condition and operating results. Changes in the interpretation or enforcement of existing laws and rules by these governmental authorities, SROs and the NASD could also have a material adverse effect on our business, financial condition and operating results.

Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect securities firms. We cannot predict what effect any such changes might have. Our business, financial condition and operating results may be materially affected by both regulations that are directly applicable to us and regulations of general application. Our level of trading and market-making activities can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

We are subject to net capital requirements.

The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokers. These rules include the SEC’s Uniform Net Capital Rules. The net capital rules govern the net capital requirements of our broker-dealer subsidiary. Failure to maintain the required net capital may subject this subsidiary to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit our operations that require the intensive use of capital. They could also restrict our ability to withdraw capital from its brokerage subsidiary. Any limitation on our ability to withdraw capital could limit our ability to pay cash dividends, repay debt and repurchase shares of our outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results.

We are subject to risks relating to litigation and potential securities laws liability.

Many aspects of our business involve substantial risks of liability. A market maker is exposed to substantial liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and the NASD. We are also subject to the risks of litigation and claims that may be without merit. As we intend to defend actively any such litigation, significant legal expenses could be incurred. An adverse resolution of any future lawsuits or claims against us could have a material adverse effect on our business, financial condition and operating results.

We are subject to intense competition.

We derive substantially all of our revenues from market-making and trading activities. The market for these services, particularly market-making services through electronic communications gateways, is rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We compete primarily with wholesale, national, and regional broker-dealers, as well as electronic communications networks. We compete primarily on the basis of our expertise and quality of service.

A number of our competitors have significantly greater financial, technical, marketing and other resources than we have. Some of them may:

•	offer alternative forms of financial intermediation as a result of superior technology and greater availability of information;

•	offer a wider range of services and products than we offer;

•	have greater name recognition; and

•	have more extensive customer bases.

These competitors may be able to respond more quickly to new or evolving opportunities and customer requirements. They may also be able to undertake more extensive promotional activities and offer more attractive terms to customers. Recent advancements in computing and communications technology are substantially changing the means by which market-making services are delivered, including more direct access on-line to a wide variety of services and information. This has created demand for more sophisticated levels of customer service. Providing these services may entail considerable cost without an offsetting increase in revenues. In addition, current and potential competitors have established or may establish cooperative relationships or may consolidate to enhance their services and products. New competitors or alliances among competitors may emerge and they may acquire significant market share.

We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not have a material adverse effect on our business, financial condition and operating results.

Certain provisions of Delaware law and our charter may make a takeover of us more difficult.

We are organized under the laws of the State of Delaware. Certain provisions of Delaware law may have the effect of delaying or preventing a change in control. In addition, certain provisions of our certificate of incorporation may have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. Our certificate of incorporation authorizes the board to determine the terms of our unissued series of preferred stock and to fix the number of shares of any series of preferred stock without any vote or action by our stockholders. As a result, the board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. In addition, the issuance of preferred stock may have the effect of delaying or preventing a change of control, because the rights given to the holders of a series of preferred stock may prohibit a merger, reorganization, sale, liquidation or other extraordinary corporate transaction.

Our stock price is subject to volatility.

The market price of our common stock has been and can be expected to be subject to fluctuation as a result of a variety of factors, many of which are beyond our control, including:

•	Actual or anticipated variations in our results of operations;

•	Announcements of new products by us or our competitors;

•	Technological innovations by us or our competitors;

•	Changes in earnings estimates or buy/sell recommendations by financial analysts;

•	The operating and stock price performance of other companies;

•	General market conditions or conditions specific in specific markets;

•	Conditions or trends affecting our industry or the economy generally;

•	Announcements relating to strategic relationships or acquisitions; and

•	Risk factors and uncertainties set forth elsewhere in this prospectus.

Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts, and the trading prices of our common stock could decline as a result. In addition, any negative change in the public’s perception of the securities industry could depress our stock price regardless of our operating results.

Future sales by existing shareholders could depress the market price of our common stock.

If our shareholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

As of June 30, 2004, we had 4,807,637 outstanding shares of common stock. These shares were eligible for sale in the public market as follows:

•	approximately 1,878,832 shares were held by non-affiliates and could be freely sold into the public market;

•	approximately 44,117 shares were restricted securities held by non-affiliates and could be sold into the public market subject to the requirements of Rule 144; and

•	approximately 2,884,688 shares were held by affiliates and could be sold into the public market subject to the requirements under Rule 144. Furthermore, 2,187,500 of these shares are eligible for sale to the public pursuant to this prospectus.

On August 13, 2004, we caused the conversion of our outstanding 7% convertible subordinated notes due 2014, which will result in the issuance of an additional 2,086,961 shares. These shares are eligible for sale in the public pursuant to this prospectus.

On August 28, 2003, we filed a registration statement on Form S-8 under the Securities Act to register 1,446,396 shares of common stock issuable under our stock option plans. The registration statement became effective immediately on filing. Shares covered by that registration statement are eligible for sale in the public markets, subject to certain lock-up agreements and Rule 144 limitations applicable to affiliates.

FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, including adverse changes in economic, political and market conditions, losses from our market-making and trading activities arising from counter-party failures and changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of federal and state securities laws and the impact of changes in technology in the securities and commodities brokerage industries. Although we believe that our forward-looking statements are based upon reasonable assumptions regarding our business, future market conditions, there can be no assurances that our actual results will not differ materially from any results expressed or implied by our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of common stock pursuant to this prospectus. We will receive no such proceeds.

PRICE RANGE AND DIVIDEND HISTORY OF OUR COMMON STOCK

Our common stock has traded on the Nasdaq national market under the symbol “IAAC”.

The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share as reported on the Nasdaq Small Cap market for our common stock.

	High	Low
2001
Third Quarter	$3.00	$2.24
Fourth Quarter	2.97	0.90
2002
First Quarter	$1.20	$0.55
Second Quarter	1.98	0.45
Third Quarter	1.70	0.65
Fourth Quarter	1.00	0.47
2003
First Quarter	$2.54	$0.53
Second Quarter	3.00	1.79
Third Quarter	2.36	1.90
Fourth Quarter	3.86	2.00
2004
First Quarter	$6.88	$2.59
Second Quarter	12.20	5.02
Third Quarter (through June 30, 2004)	10.00	5.95

As of June 30, 2004, we had 4,807,637 shares of common stock outstanding.

We currently intend to retain future earnings for use in the expansion and operation of our business. The payment of any future cash dividends will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.

DESCRIPTION OF THE CAPITAL STOCK

Authorized Capital and Outstanding Shares

The Company is authorized to issue 12,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. As of June 30, 2004, the Company had 4,807,637 shares of common stock are outstanding. There are no shares of preferred stock outstanding.

Common Stock

The holders of the Company’s common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Company’s board of directors. Holders of common stock are also entitled to share ratably in all of the Company’s assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs.

All shares of common stock now outstanding are fully paid and non-assessable.

The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose and in such event, the holders of the remaining shares will not be able to elect any of the Company’s directors. The holders of 50% percent of the outstanding common stock constitute a quorum at any meeting of shareholders, and the vote by the holders of a majority of the outstanding shares are required to effect certain fundamental corporate changes, such as liquidation, merger or amendment of the Company’s articles of incorporation.

Preferred Stock

The Company is authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by the Company’s board of directors. Accordingly, the Company’s board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company’s common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. There are no shares of preferred stock currently issued or outstanding.

Dividends

The Company has not paid any cash dividends on its common stock. The payment of cash dividends in the future, if any, will be contingent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of the Company’s board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in the Company’s business operations and, accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

Anti-Takeover Provisions

General. The Delaware General Corporation Law contains provisions designed to enhance the ability of the Company’s board of directors to respond to attempts to acquire control of the Company. These provisions may discourage takeover attempts which have not been approved by the board of directors. This could include takeover attempts that some of the Company’s shareholders deem to be in their best interest. These provisions may adversely affect the price that a potential purchaser would be willing to pay for the Company’s common stock. These provisions may deprive shareholders of the opportunity to obtain a takeover premium for their shares. These provisions could make the removal of incumbent management more difficult. These provisions may enable a minority of the Company’s directors and the holders of a minority of its outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transactions may be favorable to the interests of shareholders. These provisions could also potentially adversely affect the market price of the common stock.

Authorized but Unissued Stock. The authorized but unissued shares of the Company’s common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock may enable the Company’s board of directors to issue shares of stock to persons friendly to existing management. This may have the effect of discouraging attempts to obtain control of the Company.

Delaware Takeover Statute. The Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

(1)	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2)	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

(a)	by persons who are directors and also officers, and

(b)	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan may be tendered in a tender or exchange offer; or

(3)	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

(1)	any merger or consolidation involving the corporation and the interested stockholder;

(2)	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

(3)	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

(4)	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

(5)	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling or controlled by, such entity or person.

Transfer Agent and Registrar

The transfer agent for the Company’s common stock is Mellon Investor Services, Inc.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for certain breaches of fiduciary duty as a director to the fullest extent permitted by Delaware law. Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law, and we must advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain exceptions. We also carry directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholders’ investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe these indemnification provisions are necessary to attract and retain qualified directors and officers.

Listing

Our common stock is listed on the Nasdaq Small Cap market under the trading symbol “IAAC.”

SELLING STOCKHOLDERS

The following table sets forth the number of shares of common stock beneficially owned by each selling stockholder as of June 30, 2004, the number of shares of common stock covered by this prospectus and the percentage of total shares of common stock that each selling stockholder will beneficially own upon completion of this offering. This table assumes that all of the selling stockholders will offer for sale all of the shares of common stock covered by this prospectus, however we cannot be certain that they will do so.

The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below, or by any of their respective pledgees, donees, transferees or other successors in interest. The selling stockholders will receive all of the proceeds from the sale of shares of common stock under this prospectus. The amounts and information set forth below are based upon information provided to us by each selling stockholder or its representative, or on our records, as of June 30, 2004, and are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

Information about the selling stockholders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, if required by applicable law.

The selling stockholders listed in the table do not necessarily intend to sell any of their shares. Selling stockholders may decide to sell only a portion of the common stock offered by them pursuant to this prospectus or may decide not to sell any common stock offered by them pursuant to this prospectus. We filed this registration statement, which includes this prospectus, because of registration rights granted to the selling stockholders, not because any of the stockholders had expressed an intent to immediately sell their shares.

For information on the procedure for sales by selling stockholders, read the disclosure under the heading “Plan of Distribution” below.

Name of Selling Shareholder	Shares Beneficially Owned Prior to Offering	Numbers of Shares Being Offered	Shares Beneficially Owned After Offering
			Number	Percentage
Jeffrey M. Barber	4,348	4,348	0	0
Scott J. Branch and Barbara Branch(1)	826,914	735,294	91,620	*
Robert and Mary Briante	4,348	4,348	0	0
Peter and Maguy Bronson	8,696	8,696	0	0
Steven and Kimberly Bronson(2)	52,174	52,174	0	0
Rosemary A. Burns	8,696	8,696	0	0
Caribou Investments, Inc.	17,391	17,391	0	0
Catalyst Financial, LLC(3)	200,000	200,000	0	0

Name of Selling Shareholder	Shares Beneficially Owned Prior to Offering	Numbers of Shares Being Offered	Shares Beneficially Owned After Offering
			Number	Percentage
Catalyst Financial Profit Sharing Plan(4)	17,391	17,391	0	0
F. Chandler Coddington, Jr.	17,391	17,391	0	0
Jack Cohen	43,478	43,478	0	0
Michael Dewhurst	4,348	4,348	0	0
Dickinson Living Trust	8,696	8,696	0	0
Doric Associates, Inc.	78,900	78,900	0	0
Vincent Galasso SEP IRA	8,084	4,384	0	0
John Radziwill(5)	793,766	743,766	50,000	*
Douglas Green and Bonnie Hilton-Green	8,696	8,696	0	0
Bobby and Betty Haas(6)	11,680	4,348	7,332	*
Leonard Hagan	69,842	26,087	43,755	0
Hagan & Burns CPA’s PC Money Purchase Plan DTD 1/1/94 FBO Leonard Hagan	17,391	17,391	0	0
Hallamshire Holdings LLC	34,783	34,783	0	0
Matthew M. Hayden	13,043	13,043	0	0
Jane Herbosch	8,696	8,696	0	0
IAHC Investments, LLC	260,870	260,870	0	0
Investments & Technical Management Limited	52,174	52,174	0	0
Sanford Kaston	4,348	4,348	0	0
Donald Kelly	8,696	8,696	0	0
Roberto Krell(7)	16,087	16,087	0	0
Sunyong Lee and Joseph A. Rosamilia	4,348	4,348	0	0
Leucadia National Corporation(8)	1,046,665	869,565	177,100	2.5%
Joel E. Marcus	4,348	4,348	0	0
John J. McIntyre IRA	8,696	8,696	0	0
Louis J. Meade	17,391	17,391	0	0
David Menn(9)	15,363	8,696	6,667	*
David R. Menn	4,348	4,348	0	0
Robert A. and Janice E. Miller(10)	64,829	8,696	56,133	*
Fabio Nadel(11)	8,696	8,696	0	0
Edward R. Cofrancesco(12)	83,180	10,000	73,180	*
Carmen V. Neckles(13)	5,048	4,348	700	*
Michael Weissman(14)	6,448	4,348	2,100	*
Albert A. Nolletti	4,348	4,348	0	0
Conrad J. Nowicki	4,348	4,348	0	0
Diane Nowicki	4,348	4,348	0	0
Sean M. O’Connor(15)	1,004,408	912,788	91,620	*

Name of Selling Shareholder	Shares Beneficially Owned Prior to Offering	Numbers of Shares Being Offered	Shares Beneficially Owned After Offering
			Number	Percentage
Ivano Panetti	17,391	17,391	0	0
Kim and David Prado	8,696	8,696	0	0
James A. Prestiano	4,348	4,348	0	0
Michael and Carole Psoinos	86,957	86,957	0	0
Joseph A. Rosamilia IRA	17,391	17,391	0	0
Jeffrey Rush(16)	88,870	43,478	45,392	*
Joseph R. and Barbara A. Schenk	13,043	13,043	0	0
Douglas and Catherine Schmidt	17,391	17,391	0	0
Gary Schwartz and Sunhi Lee	4,348	4,348	0	0
Michael I. Weintraub	4,348	4,348	0	0
Michael H. Weiss	17,391	17,391	0	0
* less than one percent.

(1)	Mr. Branch is our president and one of our directors. The “Number Of Shares Being Offered” in the table for Scott Branch includes 367,647 shares owned by Mr. Branch and 367,647 shares owned by Barbara Branch, Mr. Branch’s spouse.

(2)	Steven Bronson is the president of Catalyst Financial LLC, which acted as placement agent in connection with the sale of our 7% convertible subordinated notes due 2014.

(3)	Catalyst Financial LLC acted as placement agent in connection with the sale of our 7% convertible subordinated notes due 2014. These shares represent shares issuable upon the exercise of warrants issued to Catalyst in connection with the placement of these notes.

(4)	Catalyst Financial Profit Sharing Plan is an affiliate of Catalyst Financial LLC.

(5)	John Radziwill is one of our directors. The “Number Of Shares Being Offered” in the table for John Radziwill consists of 569,853 shares owned by Goldcrown Asset Management Ltd. and 173, 913 shares issuable to Humble Trading Limited upon the conversion of our outstanding convertible notes. Mr. Radziwill is a director and a beneficial owner of more than 10% of Goldcrown Asset Management Ltd. Mr. Radziwill is a shareholder of Humble Trading Limited. Mr. Radziwill disclaims beneficial ownership of the shares of our company owned by Goldcrown Asset Management Ltd. and Humble Trading Limited.

(6)	Betty Haas is one of our employees.

(7)	Roberto Krell has provided technology consulting services to the Company.

(8)	Leucadia National Corporation has made an investment of $50 million in an investment fund managed by our investment management subsidiary.

(9)	David Menn is one of our employees.

(10)	Robert Miller is one of our directors.

(11)	Fabio Nadel is one of our employees.

(12)	Edward R. Cofrancesco is our executive vice president and one of our directors.

(13)	Carmen V. Neckles is one of our employees.

(14)	Michael Weissman is one of our employees.

(15)	Sean M. O’Connor is our chief executive officer and one of our directors. The “Number Of Shares Being Offered” in the table for Sean M. O’Connor includes 780,435 shares held by the St. James Trust. Mr. O’Connor is an advisor to the St. James Trust and members of his family are among the beneficiaries of the Trust. Mr. O’Connor disclaims beneficial ownership of the shares owned by the St. James Trust.

(16)	Mr. Rush served as one of our directors prior to December 2002. The “Number of Shares Being Offered” in the table includes 43,478 shares held by the Rush Family Trust.

To the extent that any of the selling stockholders identified above are broker-dealers, they may be deemed to be, under interpretations of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.

With respect to selling stockholders that are affiliates of broker-dealers, we believe that such entities acquired their common stock in the ordinary course of business and, at the time of the purchase of the common stock, such selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the common stock. To the extent that we become aware that such entities did not acquire their common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

Only selling stockholders identified above who beneficially own the common stock set forth opposite each such selling stockholder’s name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of common stock by any holder not identified above, this prospectus will be supplemented to set forth the name and aggregate amount of common stock beneficially owned by the selling stockholder intending to sell such common stock and the aggregate number of shares of the common stock to be offered. The prospectus as so supplemented will also disclose whether any selling stockholder selling in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not been disclosed herein.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the common stock by selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders are deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq Small Cap Market in the mase of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver common stock to close out short positions, or loan or pledge common stock to broker-dealers that in turn may sell the common stock.

To our knowledge, there are currently no plans, arrangement or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. Selling stockholders may sell any or all of the common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling stockholders will not transfer, devise or gift the common stock by other means not described in this prospectus.

There can be no assurance that any selling stockholders will sell any or all of the common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

Any selling stockholder who is a “broker-dealer” may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. To our knowledge, Catalyst Financial LLC is the only selling stockholder which is a registered broker-dealer and, as such, it may be an underwriter of the common stock within the meaning of the Securities Act. Other than the performance of investment banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with Catalyst and Catalyst has no right to designate or nominate a member or members of or board directors. To our knowledge, none of the selling stockholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

Pursuant to the registration rights agreements between us and certain of the selling stockholders, we and the selling stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Shutts & Bowen, LLP, Miami, Florida.

EXPERTS

The consolidated financial statements of International Assets Holding Corporation and subsidiaries as of September 30, 2003 and 2002, and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG, LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, under which we file periodic reports, proxy and information statements and other information with the SEC. Copies of the reports, proxy and information statements and other information may be examined without charge at the Public Reference Section of the SEC. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding companies, such as us, that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have “incorporated by reference” into this prospectus certain information that we file with the SEC. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is deemed to be part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information filed with the SEC and incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference as described below will automatically update and supersede any previous information that is part of this prospectus.

We incorporate by reference into this prospectus our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), or 15(d) of the Exchange Act until this offering is completed (other than any information furnished under or in connection with either Item 9 or Item 12 of any Current Report on Form 8-K):

SEC Filings	Period or Date
Annual Report on Form 10-KSB (including the information incorporated by reference from our definitive proxy statement relating to our 2004 annual meeting of shareholders)	Fiscal year ended September 30, 2003

Quarterly Report on Form 10-QSB	Quarterly period ended December 31, 2003

Quarterly Report on Form 10-QSB	Quarterly period ended March 31, 2004

Quarterly Report on Form 10-QSB	Quarterly period ended June 30, 2004

Current Report on Form 8-K	Filed on January 5, 2004

Current Report on Form 8-K	Filed on March 4, 2004

Current Report on Form 8-K	Filed on March 15, 2004

Current Report on Form 8-K	Filed on May 13, 2004

Current Report on Form 8-K	Filed on May 17, 2004

Current Report on Form 8-K	Filed on July 1, 2004

Current Report on Form 8-K	Quarterly period ended June 23, 2004

Current Report on Form 8-K	Quarterly period ended August 16, 2004

Description of our common stock as set forth in our registration statement on Form SB-2 and all amendments thereto	Filed on February 2, 1994, and all amendments thereto

We will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

International Assets Holding Corporation

220 E. Central Parkway, Suite 2060

Altamonte Springs, Florida 32701

Tel: (407) 741-5300

Attention: Nancey McMurtry

Our website is at http://www.intassets.com. Information on our website is not a part of this prospectus.